UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
CHINA YUCHAI INTERNATIONAL LIMITED

(Name of Issuer)
Common Stock, par value US$0.10 per share

(Title of Class of Securities)
G210821050

(CUSIP Number)
November 16, 2009

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-1(b)
     ☑ Rule 13d-1(c)
     ☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE

CUSIP No.	G210821050	Page	2	of	5

1	NAMES OF REPORTING PERSONS Tai Tak Industries Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,850,266 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,850,266 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,850,266 shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.96%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* See Item 4 of this Schedule.
** Based on 37,267,673 shares of common stock, par value US$0.10 per share (the “Common Stock”), reported by China Yuchai International Limited, a Bermuda corporation (“the Company”), as outstanding as of December 31, 2008 in its Annual Report on Form 20-F for the year ended December 31, 2008 filed with the Securities and Exchange Commission (“SEC”) on July 15, 2009.

CUSIP No.	G210821050	Page	3	of	5

1	NAMES OF REPORTING PERSONS Tai Tak Securities Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,850,266 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,850,266 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,850,266 shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.96%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* See Item 4 of this Schedule.
** Based on 37,267,673 shares of Common Stock reported by the Company as outstanding as of December 31, 2008 in its Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC on July 15, 2009.

This Amendment No. 2 amends the Schedule 13G previously filed with the SEC by Tai Tak Industries Pte Ltd (“TTI”) and Tai Tak Securities Pte Ltd (“TTS”) on March 7, 2005, as amended by Amendment No. 1 to Schedule 13G filed on June 20, 2005 (as so amended, the “Schedule”) with respect to the shares of Common Stock of the Company. Capitalized terms used but not defined herein have the meanings given to them in the Schedule. Only those items as to which there has been a change are included in this Amendment No. 2.

Item 4	Ownership
Between the period from November 12, 2009 to November 16, 2009, each of TTI and TTS effected sales of shares of Common Stock in open market transactions. As a result of such sales, TTI and TTS own 1,310,818 and 539,448, respectively, shares of Common Stock, representing approximately 3.52% and 1.45%, respectively, of the Company’s outstanding shares of Common Stock.**

The information set forth in Item 4 of the Schedule is hereby amended as follows:
(a)	Amount beneficially owned: 1,850,266 shares of Common Stock.

(b)	Percent of Class: 4.96%.**

(c)	Number of Shares as to which the person has:
I.	Sole power to vote or to direct the vote: None

II.	Shared power to vote or to direct the vote: 1,850,266 shares of Common Stock.

III.	Sole power to dispose or to direct the disposition of: None

IV.	Shares power to dispose or to direct the disposition of: 1,850,266 shares of Common Stock.

**	Based on 37,267,673 shares of Common Stock reported by the Company as outstanding as of December 31, 2008 in its Annual Report on Form 20-F for the year ended December 31, 2008 filed with the SEC on July 15, 2009.

Item 5.	Ownership of Five Percent or Less of a Class.

Item 5 of the Schedule is hereby amended as follows:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☑

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2009	TAI TAK INDUSTRIES PTE LTD
	By:	/s/ Calvin Han Leong Ho
		Name	: Calvin Han Leong Ho
		Title	: Director

Dated: December 4, 2009	TAI TAK SECURITIES PTE LTD
	By:	/s/ Calvin Han Leong Ho
		Name	: Calvin Han Leong Ho
		Title	: Director